Shareholder Rebuttal to Linde plc’s Opposition Statement

Regarding “Report on Alignment of

Renewable Energy Goals”

240.14a-103 Notice of Exempt Solicitation

U.S. Securities and Exchange Commission, Washington DC 20549

NAME OF REGISTRANT: Linde plc

NAME OF PERSON RELYING ON EXEMPTION: NorthStar Asset Management, Inc.

ADDRESS OF PERSON RELYING ON EXEMPTION: 2 Harris Avenue, Boston MA 02130

PROPOSAL NUMBER 5: Report on Renewable Energy Procurement Strategy

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

Resolved: Shareholders request that the Board of Directors adopt and publish a report, at reasonable cost and omitting proprietary and privileged information, disclosing if and how the Company could develop a policy guiding Linde plc’s (“Linde” or “the Company”) future procurement of renewable electricity. In the board and management’s discretion, such a policy could:

1.	Establish criteria to guide future procurement of renewable electricity across operations and geographic regions.
2.	Describe the Company’s process for setting interim and long-term renewable electricity procurement targets in alignment with global decarbonization frameworks.
3.	Detail how this policy will be governed, implemented, and periodically reviewed.

Dear Linde plc Shareholders:

NorthStar Asset Management asks you to vote “FOR” shareholder proposal number 5, requesting that Linde plc, (“Linde” or the “Company”) develop a policy guiding future procurement of renewable electricity, at the Annual Meeting of Stockholders on July 28, 2026.

Electricity Is a Material Operating Input, Yet Investors Lack Visibility Into How It Is Being Managed

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Electricity is fundamental to Linde's business. The Company requires substantial electricity consumption in its operations. Linde consumes approximately 42.5 TWh of electricity annually, equivalent to 30 coal-fired power stations running continuously and exceeding the electricity consumption of that of Denmark, Ireland or Croatia. This makes electricity one of the Company's largest operating inputs.1 Even  modest changes in electricity costs can therefore have significant implications for operating expenses, margins, and long-term competitiveness.

Despite this significant exposure, investors receive limited disclosure regarding how management intends to secure, procure, and manage electricity supply over the long term. McKinsey has found that European electricity prices remain 50 to 100 percent higher than pre-2020 levels following the war in Ukraine, structurally raising production costs for energy-intensive chemicals companies across the continent.2 BASF, the world's largest chemical maker, illustrates the consequences: absorbing $2.9 billion in additional energy costs in 2022 alone, ultimately forcing permanent plant closures and thousands of job cuts at its flagship Ludwigshafen site.3 Linde operates across those same European energy markets with comparable exposure and no disclosed procurement policy to manage it. As electricity markets grow increasingly volatile, shareholders need greater transparency into the Company's plan to manage these risks.

The absence of a disclosed procurement framework makes it difficult for shareholders to evaluate management's approach to cost management, risk mitigation, and execution of the Company's stated energy objectives.

I. Investors Cannot Adequately Assess Management's Strategy for Managing a Critical Cost Driver

Linde reports that 47% of its electricity comes from renewable and low-carbon sources, but this number can be misleading.4 It includes electricity that happens to come from a cleaner grid rather than electricity that Linde has actively chosen to purchase from renewable sources. As a result, investors cannot determine how much of this progress reflects deliberate procurement decisions versus the passive benefit of operating in regions with lower-carbon grid mixes.

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1 https://assets.linde.com/-/media/global/corporate/corporate/documents/sustainable-development/2024-cdp-response-climate-change.pdf

2 https://www.mckinsey.com/industries/chemicals/our-insights/positioning-for-success-in-the-chemical-markets-of-the-future

3 https://cen.acs.org/business/finance/BASF-cutting-back-main-site/101/web/2023/02

4 https://assets.linde.com/-/media/global/corporate/corporate/documents/sustainable-development/2024-sustainable-development-report.pdf

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The Company has also stated its objective of sourcing 28 TWh of low-carbon electricity by 2028 but has not disclosed the procurement framework, decision-making criteria, interim milestones, or governance processes that will support achievement of that objective.5 This lack of transparency leaves shareholders unable to assess whether the Company is on track to meet its own commitments.

A renewable electricity procurement policy would provide investors with greater transparency into how management intends to manage one of Linde's most important operating inputs.

II. Renewable Electricity Competition and Price Risk Threaten Long-Term Cost Competitiveness

Access to long-term renewable electricity is becoming increasingly competitive. In 2025, Amazon, Meta, Google, and Microsoft collectively accounted for approximately 49% of global corporate clean-energy power purchase agreement (PPA) volumes, contracting 55.9 GW of capacity.6 Renewable energy prices have increased as the demand for contracted clean-energy supply has accelerated. These developments are particularly relevant for Linde, which operates as one of the largest corporate electricity consumers across the same markets where hyperscalers are locking in long-term supply. Linde's earnings are inherently exposed to electricity price volatility from energy markets. The 2026 disruption to the Strait of Hormuz, through which approximately 20% of global oil trade and nearly 19% of global LNG passes, caused Dutch TTF gas benchmarks to nearly double and was characterized by the International Energy Agency as the largest supply disruption in the history of the global oil market, underscoring how rapidly geopolitical events can propagate into electricity costs for industrial energy consumers worldwide.7

Even Linde‘s Annual Report cites the energy crisis among the external challenges it has faced.8 Long-term renewable contracts can reduce this exposure by improving cost visibility, yet investors have limited information regarding how Linde intends to compete for future renewable supply, prioritize procurement opportunities, or manage the financial implications of tightening market conditions.

Disclosure of procurement policy would provide investors with decision useful information to evaluate whether management has developed a credible strategy for securing long-term electricity supply as well as to assess the effectiveness of Linde’s positioning in managing one of its most significant and least transparent financial risks.

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5 https://assets.linde.com/-/media/global/corporate/corporate/documents/sustainable-development/2024-cdp-response-climate-change.pdf

6 https://about.bnef.com/insights/clean-energy/corporate-clean-energy-buying-fell-in-2025-after-nearly-a-decade-of-growth

7 https://unctad.org/publication/strait-hormuz-disruptions-implications-global-trade-and-development

8 https://assets.linde.com/-/media/global/corporate/corporate/documents/investors/full-year-financial-reports/2024-annual-report-to-shareholders.pdf

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III. The Regulatory Gap: Incoming Reporting Requirements Will Raise the Standard in How Linde's Renewable Energy Claims Are Verified

Sustainability reporting standards are shifting in ways that will make passive renewable energy accounting harder to defend. Emerging frameworks increasingly require companies to demonstrate that they have actively procured renewable electricity through contracts or certificates, rather than claiming credit for operating in regions with cleaner grid mixes.9 This distinction matters because it directly affects how investor-facing progress metrics are calculated, disclosed, and ultimately compared across peers.

Linde's current reporting includes electricity that qualifies as renewable based on grid characteristics rather than direct procurement decisions. As verification standards tighten, investors will find it increasingly difficult to assess how much of Linde's reported progress reflects deliberate strategy rather than the renewable composition of the grids in which Linde happens to operate. A procurement policy would make that distinction explicit.

Enhanced disclosure would help investors evaluate whether the Company is prepared for changing market expectations and evolving reporting standards.

Electricity is among Linde's most significant operating inputs and a key determinant of long-term competitiveness. Yet investors currently lack sufficient information to assess how management intends to secure, procure, and manage electricity supply in an increasingly constrained and volatile market. The requested report would provide shareholders with important information regarding the Company's strategy, governance, and preparedness for managing a material operational and financial risk.

Shareholders, we urge you to vote “FOR” proxy item number 5, Shareholder Proposal asking for a report, disclosing if and how the Company could develop a policy guiding Linde plc’s future procurement of renewable electricity.

Vote YES on Shareholder Proposal No. 5

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES, AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY THE FILER.

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9 https://ghgprotocol.org/sites/default/files/2023-03/Scope%202%20Guidance.pdf

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PROXY CARDS WILL NOT BE ACCEPTED BY THE FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON THE COMPANY’S PROXY CARD.

NorthStar Asset Management is, through its pension plan and client accounts, the beneficial owner of in excess of $5 million in shares.

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